Filed by General Electric Company
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14d-2
of the Securities Exchange Act of 1934

Subject Company: Amersham plc
Commission File No.: 1-14710

Joint presentation made by Amersham plc and General Electric Company in London on October 10, 2003 at 9:00 GMT. The following presentation contains forward looking statements as discussed more fully below.

Amersham plc

Sir William Castell

Transformed by molecular medicine

1992

1993

1994

1995

1996

1997

1998

1999

2000

2001

2002

Nihon Medi-Physics

55%
Pharmacia
Biotech

Nycomed

Molecular
Dynamics

Pharmacia buy-out

Total

Shareholder
Returns

Medi-Physics

USB

CAGR 19%

Source: Bloomberg

Amersham: what we have built

Leadership

Medical Diagnostics
Protein Separations
Global brands

Diversity of origin
and strength of culture

                Norway               Japan
        US                     Sweden
        UK

     Penetration of key
markets and customers

USA     Japan     China     Europe

                        Academia
            Research centres
            Pharma

Biotechnology,
Hospitals, Clinics

              Innovative capability

Myoview                         Protein characterisation/purification
Visipaque           Chromatography
Strong pipeline    Nucleic acid
PET                   IN Cell Analyzer

   Profit

1989 £25m
2002 £310m
CAGR 21%

        Scientific
    collaborations

Pfizer

IMANET

Human Genome /Proteome
Sloan Kettering

A new chapter in medicine

Breadth of competencies

To enable personalised medicine

Diagnosing inherited genetic disorder

Early detection of disease onset

Predicting outcome of treatment options

Monitor and track disease progression and response to treatment

Reduce side effects

Engaging our partners/customers to develop and manufacture more effective and cost efficient therapies

    A new beginning: Amersham     GEMS

Predict

Find

Profile

Treat

Track

Amersham
Technologies
and Culture

GEMS
Technologies,
Distribution
and Brand

A New Chapter
in Medicine

=

… and value for Amersham shareholders

Amersham and GEMS

Genetic predisposition
Predictive diagnostics

More effective medicines

Monitoring disease progression

Together we will accelerate realisation of ...

Complementary capabilities
Accelerating the vision of enabling personalised medicine

Amersham

Molecular
imaging

Cellular
analysis

Genomics

Functional
biology

Proteomics

Applying
innovation

Protein
Purification

GEMS

Physics

Electrical
engineering

Service
capability

Global
brand

IT/Software
development

Imaging
expertise

Both Creating Value for:

Customers
Patients

Healthcare providers

Employees

Partners

Owners

October 2003

Creating GE Healthcare Technologies

Recommended Acquisition of Amersham

This presentation contains "forward-looking statements" within the meaning of the Private
Securities Litigation Reform Act of 1995.  Forward-looking statements may be identified by words such as "expects", "anticipates","intends", "plans", "believes", "seeks", "estimates",
"will" or words of similar meaning and include, but are not limited to, statements about the expected future business and financial performance of GE resulting from and following the
Acquisition.  These statements are based on management's current expectations and are inherently subject to uncertainties and changes in circumstances.  Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are factors relating to satisfaction of the Pre-Conditions and the Conditions, GE’s ability to successfully combine the businesses of GE Medical Systems and Amersham and to realize expected operating synergies from the Acquisition, and changes in global, political, economic, business, competitive, market and regulatory forces.  More detailed information about certain of these factors is contained in GE’s and Amersham’s filings with the SEC.
Neither GE nor Amersham undertakes any obligation to update the forward-looking statements to reflect actual results, or any change in events, conditions, assumptions or other factors.

Transaction Structure

Key offer terms

        800p in GE stock - £5.7bn diluted

45% premium to 552p

Recommended by Amersham Board

“Collar” providing 21.6% downside protection

Potential upside to 808p

Acquisition to be launched following regulatory clearance

Regulatory clearance

Expected 1H2004

GE Medical Systems and Amersham…
… Creating GE Healthcare Technologies

$13 Billion
High Tech,
High Growth,
High Margin
Business

Positions GE for a New Chapter in Diagnostic Medicine
… Imaging + Diagnostic Pharma + Clinical IT + Biosciences

Creates a Group of Technology & Service-Driven Healthcare
Businesses With Combined ’03 Pro-forma Revenue of $13B

Accelerates the Development of Molecular Imaging & Personalized Medicine
… Technologies Enabling Customers to Treat & Monitor Disease at Each Phase

Expands the Addressable Customer Base Providing New Distribution Channels

Performs Financially for Investors… Accretive by Year 2

~$500MM of Potential Annual Margin Benefits from Synergies by Year 3

Enhances GE Financial Flexibility

Makes GE Stronger

The foregoing statements as to financial accretion are not intended to mean that General Electric earnings or earnings per share for any period will necessarily exceed those of any prior year.

Focus

Evolution

Focus

Evolution

Focus

Evolution

✓✓✓

✓✓✓

✓

5

GEMS Today  - Growth Engine in Imaging, Services & IT

Key GE Growth Business

~$10B ‘03 Revenue

~18% Op Profit Margin

              (LTM 9/30/03)

Diagnostic
Imaging

Anatomical Imaging

Technology Innovation

Clinical Productivity

Globalization

Molecular Imaging

Sales ’03E:         $5.6B

CAGR:~10%

Services

Hospital Productivity

Partnership

Whole Hospital

Performance  ROI

Maintenance

Sales ’03E:       $2.7B

CAGR: ~10%

Information
Technology

PACS

Clinical IT Systems

Physician Workflow

Paperless, Filmless,
Wireless

Sales ’03E:       $2.0B

CAGR:~30%

CAGR = 2000 to 2003

Dramatic
Increase in
Imaging
Information

Need for
Provider Quality
& Productivity

Emergence of
Molecular &
Personalized
Medicine

Trends

GEMS

Today

E = This forward looking statement relating to the financial performance of GE has not been prepared or verified to the standards required by the UK City Code on Takeovers and Mergers, including its requirements for reports by auditors and financial advisers.

Amersham
Amersham Health
Amersham Biosciences

Sales ($B)

6

$2.1

~$2.7

2000

2003E

Protein Separations:  Reagents and
Purification Systems For Bio-
pharmaceuticals

Discovery Systems: Tools /Reagents
Used in Drug Discovery & Dev’t

Sales ’03E: $1.6B     CAGR: 12%

Sales ’03E: $1.1B    CAGR: 8%

Amersham

Products & Technologies For Disease Diagnosis and Molecular Medicine
… Vision for Personalized Medicine

OP%              17%                   18%

Financial Summary

Industry Size:  ~$20B

Industry Growth:  5 -10%

10%
CAGR

Complementary Platform

Diagnostic Pharma

New Growth Platform

Life Sciences

CAGR = 2000 to 2003

Contrast Agents and
Radiopharmaceuticals
to Enhance Imaging of
Anatomy, Organs, Tissue and
Cells, and Molecular Activity

(LTM 1H FY 2003)

E = Source:  Average Analyst Estimates

$/£= 1.66

Focus

Focus

Evolution

Focus

Evolution

Focus

Evolution

Focus

Evolution

7

Tomorrow… GE Healthcare Technologies … Fast Growing

Diagnostic
Imaging

Anatomical Imaging

Technology Innovation

Clinical Productivity

Globalization

Molecular Imaging

Services

Hospital Productivity

Partnership

Whole Hospital

Performance  ROI

Maintenance

Information
Technology

PACS

Clinical IT Systems

Physician Workflow

Paperless, Filmless,
Wireless

Life Sciences

Drug Development

Molecular Medicine

More Effective Drug Dev’t

In-vivo Diagnostics

Enabling Molecular Med.

Sales ’03E:       $1.1B

CAGR:                  ~8%

Diagnostic
Pharma

Diagnostic Productivity

Targeted  Imaging
Agents

Sales ’03E:       $1.6B

CAGR:               ~12%

Complementary Platform

Accelerate Molecular Imaging

Exciting New Platform

Tools for Disease Research and
Drug Discovery / Development

Proteins

Sales ’03E:         $5.6B

CAGR:                 ~10%

Sales ’03E:       $2.7B

CAGR:               ~6%

Sales ’03E:       $2.0B

CAGR:               ~30%

CAGR = 2000 to 2003

E = This forward looking statement relating to the financial performance of GE has not been prepared or verified to the standards required by the UK City Code on Takeovers and Mergers, including its requirements for reports by auditors and financial advisers.

Source for Diagnostic Pharma & Life Sciences:  Average Analyst Estimates

$/£= 1.66

Therapy & Diagnostics

Molecular Imaging

Accelerate development of
imaging agents and Information

Development of targeted molecular
biomarkers

Life-Sciences Instruments Growth…
for future molecular diagnostics

Technologies used in drug discovery
migrate to clinical arena

GE Medical Systems + Amersham

Bring Together

Diagnostic Imaging and Life Sciences

Molecular Imaging & Personalized Medicine Vision

Assess Disease Risk for Prevention

Diagnose Earlier to Intervene Earlier

Guide Therapy Selection & Delivery

Monitor Therapeutic Efficacy

Improve Patient
Outcomes

Smart Strategic Transaction… Good Valuation

GE Healthcare Technologies

~$13B

2003
Revenue
Run Rate

Diagnostic Pharma and
Bio-Sciences (Amersham)

~$2.7

Healthcare IT, including
Instrumentarium (closed 10/’03)

~$2.5

Diagnostic Imaging
Equipment and Services

~$8B

17.5% Operating Margin

$2.1B Operating Profit

   Solid Double-Digit Growth

LTM 1H FY 2003

Leadership Team

Sir William Castell Will Be

           CEO – GE Healthcare Technologies
& A Vice Chairman of GE

Experienced Industry Leader

Well Regarded Global Business
Leader

First GE Business Based in Europe

Business Headquartered in U.K.

Strong GEMS Business Led by Joe
Hogan & Will Remain Based in
Milwaukee

Amersham
GE Medical Systems

Amersham
GE Medical Systems

10

Year 3
Run Rate:

Significant Cost and Revenue Synergies

$200 - $300 Million Synergy Benefit in Year 1
from Combined Operations

~$9.4

~$2.6

~$2.1

~$7.8

’03 Revenue – LTM 1H’03

’03 Cost – LTM 1H’03

New Customers

Broader Geographic Coverage

Accelerated Product Introduction

Expanded Services Penetration

Sourcing

General & Administrative

Global Infrastructure

Manufacturing Efficiency

Speed to Market

~$12B

~$10B

~3%

~3%

$350 – $400

$300 – $400

Year 3
Run Rate:

($100-200 Margin Benefit)

Exchange Ratio Adjustment

Consideration is protected by a “Collar”

Exchange ratio as of today: 0.4367 GE shares

Shareholders will still receive 800p (in GE shares) even if the GE share price in £ falls by up to 21.6% between announcement and completion

Shareholders could also receive up to 808p per share if the GE price rises between posting of Scheme Document and Completion

GE Medical Systems and Amersham…
… Creating GE Healthcare Technologies

$13 Billion
High Tech,
High Growth,
High Margin
Business

Makes GE Stronger

Positions GE for a New Chapter in Diagnostic Medicine
… Imaging + Diagnostic Pharma + Clinical IT + Biosciences

Creates a Group of Technology & Service-Driven Healthcare
Businesses With Combined ’03 Pro-forma Revenue of $13B

Accelerates the Development of Molecular Imaging & Personalized Medicine
… Technologies Enabling Customers to Treat & Monitor Disease at Each Phase

Expands the Addressable Customer Base Providing New Distribution Channels

Performs Financially for Investors… Accretive by Year 2

~$500MM of Potential Annual Margin Benefits from Synergies by Year 3

Enhances GE Financial Flexibility

The foregoing statements as to financial accretion are not intended to mean that General Electric earnings or earnings per share for any period will necessarily exceed those of any prior year.

The foregoing does not constitute an offer for sale of any securities or an offer or an invitation to purchase any such securities.  If and when General Electric commences its acquisition for
Amersham securities and the acquisition is implemented by way of a UK scheme of arrangement, any securities to be issued pursuant to the scheme of arrangement will not be registered under the
Securities Act of 1933 but will be issued in reliance on the exemption provided by Section 3(a)(10)
thereof and Amersham will furnish the acquisition document to the SEC under cover of a Form 6-K.
If and when General Electric and General Electric Investments commence their acquisition for
Amersham securities and the acquisition is implemented by way of an offer rather than a  scheme of arrangement, General Electric will file a registration statement relating to the offer with the SEC.
If General Electric files a registration statement with the SEC, it will contain a prospectus and other documents relating to the offer. Such prospectus and other documents will contain important information about General Electric, General Electric Investments, Amersham, the offer and related matters.  Holders of Amersham securities who are US persons or who are located in the United
States are urged to read such prospectus (if any) and other documents that would form part of such registration statement if and when it becomes available before they make any decision with respect to the offer.  Holders of Amersham securities should also read the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by
Amersham relating to the offer.  Such prospectus and any other relevant documents filed by
General Electric and Amersham with the SEC will be available free of charge at the SEC’s web site at www.sec.gov and from General Electric.  These documents will also be available for inspection and copying at the public reference room maintained by the SEC at 450 Fifth Street, N.W.,
Washington, D.C. 20549, US.  For further information about the public reference room, call the
SEC at +1 800 732 0330.